UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

MBX Biosciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55287L101

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55287L101

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,103,920 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,103,920 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,103,920 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,103,920 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,103,920 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,103,920 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,103,920 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,103,920 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,103,920 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,103,920 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,103,920 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,103,920 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. Frazier Life Sciences Public Overage Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 325,653 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 325,653 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 325,653 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 325,653 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. FHMLSP Overage, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 325,653 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 325,653 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 325,653 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 325,653 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. FHMLSP Overage, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 325,653 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 325,653 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 325,653 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 325,653 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. Frazier Life Sciences X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 4,552,774 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,552,774 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,552,774 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 4,552,774 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. FHMLS X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 4,552,774 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,552,774 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,552,774 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 4,552,774 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. FHMLS X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 4,552,774 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,552,774 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,552,774 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 4,552,774 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. Frazier Life Sciences XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,000 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,000 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 3,000 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of by Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. FHMLS XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,000 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,000 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 3,000 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of by Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. FHMLS XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,000 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 3,000 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of by Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,985,347 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,985,347 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,985,347 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,103,920 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 325,653 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P., (iii) 4,552,774 shares of Common Stock held directly by Frazier Life Sciences X, L.P. and (iv) 3,000 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLS XI, L.P. is the general partner of by Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,985,347 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,985,347 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,985,347 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,103,920 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 325,653 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P., (iii) 4,552,774 shares of Common Stock held directly by Frazier Life Sciences X, L.P. and (iv) 3,000 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLS XI, L.P. is the general partner of by Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,429,573 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,429,573 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,573 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,103,920 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., and (ii) 325,653 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,429,573 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,429,573 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,573 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,103,920 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., and (ii) 325,653 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

1.	Name of Reporting Persons. Daniel Estes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,000 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,000 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 3,000 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of by Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

CUSIP No. 55287L101

Item 1.	Security and Issuer.

This statement relates to the Common Stock of MBX Biosciences, Inc. (the “Issuer”), having its principal executive office at 11711 N. Meridian Street, Suite 300, Carmel, IN 46032.

Item 2.	Identity and Background

(a)	Name:

The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences Public Fund, L.P. (“FLSPF”)

FHMLSP, L.P.

FHMLSP, L.L.C.

Frazier Life Sciences Public Overage Fund, L.P. (“FLSPOF”)

FHMLSP Overage, L.P.

FHMLSP Overage, L.L.C.

Frazier Life Sciences X, L.P. (“FLS X”)

FHMLS X, L.P.

FHMLS X, L.L.C.

Frazier Life Sciences XI, L.P. (“FLS XI”)

FHMLS XI, L.P.

FHMLS XI, L.L.C.

James N. Topper (“Topper”)

Patrick J. Heron (“Heron”)

Albert Cha (“Cha”)

James Brush (“Brush”)

Daniel Estes (“Estes” and together with Topper, Heron, Cha and Brush, the “Members”)

(b)	Residence or Business Address:

The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.

1001 Page Mill Rd, Building 4, Suite B

Palo Alto, CA 94304

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

FLSPF, FLSPOF, FLS X and FLS XI are venture capital funds concentrating in life sciences and related fields. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P. The sole business of FHMLSP Overage, L.P. is to serve as general partner of FLSPOF. The sole business of FHMLSP Overage, L.L.C. is to serve as general partner of FHMLSP Overage, L.P. The sole business of FHMLS X, L.P. is to serve as general partner of FLS X. The sole business of FHMLS X, L.L.C. is to serve as general partner of FHMLS X, L.P. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS X, L.L.C. is to serve as general partner of FHMLS XI, L.P. The principal business of the Members is to manage FLSPF, FLSPOF, FLS X, FLS XI, FHMLSP, L.P., FHMLSP Overage, L.P, FHMLS X, L.P., FHMLS XI, L.P., FHMLSP, L.L.C., FHMLSP Overage, L.L.C., FHMLS X, L.L.C., FHMLS XI, L.L.C. and a number of affiliated partnerships with similar businesses.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FLSPF	-	Delaware, U.S.A.
	FHMLSP, L.P.	-	Delaware, U.S.A.
	FHMLSP, L.L.C.	-	Delaware, U.S.A.
	FLSPOF	-	Delaware, U.S.A.
	FHMLSP Overage, L.P.	-	Delaware, U.S.A.
	FHMLSP Overage, L.L.C.	-	Delaware, U.S.A.
	FLS X	-	Delaware, U.S.A.
	FHMLS X, L.P.	-	Delaware, U.S.A.
	FHMLS X, L.L.C.	-	Delaware, U.S.A.
	FLS XI	-	Delaware, U.S.A.
	FHMLS XI, L.P.	-	Delaware, U.S.A.
	FHMLS XI, L.L.C.	-	Delaware, U.S.A.

Individuals:	Topper	-	United States Citizen
	Heron	-	United States Citizen
	Cha	-	United States Citizen
	Brush	-	United States Citizen
	Estes	-	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), in a series of private transactions, (i) FLS X purchased from the Issuer 18,922,852 shares of Series A Preferred Stock (“Series A Stock”) for an aggregate approximate purchase price of $13,000,000 and 28,297,265 shares of Series B Preferred Stock (“Series B Stock”) for an aggregate approximate purchase price of $25,065,525, (ii) FLSPF purchased from the Issuer 7,497,087 shares of Series C Preferred Stock (“Series C Stock”), for an aggregate approximate purchase price of $7,722,000, and (iii) FLSPOF purchased from the Issuer 2,211,650 shares of Series C Stock for an aggregate approximate purchase price of $2,278,000.

Upon closing of the IPO, the shares of Series A Stock, Series B Stock and Series C Stock held by FLS X, FLSPF and FLSPOF automatically converted into shares of Common Stock of the Issuer on a 12.0221-to-1 basis (the “Conversion), resulting in (i) FLS X holding a total of 3,927,774 shares of Common Stock, (ii) FLSPF holding a total of 623,608 shares of Common Stock, and (iii) FLSPOF holding a total of 183,965 shares of Common Stock, in each case on an as-converted basis following the Conversion. In addition, at the time of the IPO, (i) FLS X purchased an aggregate of 625,000 shares of Common Stock of the Issuer at the IPO price of $16.00 per share, (ii) FLSPF purchased an aggregate of 480,312 shares of Common Stock of the Issuer at the IPO price of $16.00 per share, (iii) FLSPOF purchased an aggregate of 141,688 shares of Common Stock of the Issuer at the IPO price of $16.00 per share and (iv) FLS XI purchased an aggregate of 3,000 shares of Common Stock of the Issuer at the IPO price of $16.00 per share (items (i)-(iv) together, the “IPO Purchases”).

Following the Conversion and each of the IPO Purchases, FLS X holds a total of 4,552,774 shares of the Issuer’s Common Stock (the “FLS X Shares”), FLSPF holds a total of 1,103,920 shares of the Issuer’s Common Stock (the “FLSPF Shares”), FLSPOF holds a total of 325,653 shares of the Issuer’s Common Stock (the “FLSPOF Shares”) and FLS XI holds a total of 3,000 shares of the Issuer’s Common Stock (the “FLS XI Shares”).

The working capital of FLSPF, FLSPOF, FLS X and FLS XI was the source of the funds for the purchase of the FLSPF Shares, the FLSPOF Shares, the FLS X Shares and the FLS XI Shares. No part of the purchase price of the FLSPF Shares, the FLSPOF Shares, the FLS X Shares or the FLS XI Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLSPF Shares, the FLSPOF Shares, the FLS X Shares or the FLS XI Shares.

Item 4.	Purpose of Transaction

FLSPF, FLSPOF, FLS X and FLS XI each acquired the FLSPF Shares, the FLSPOF Shares, the FLS X Shares and the FLS XI Shares, as the case me be, for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FLSPF, FLSPOF, FLS X and FLS XI and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLSPF is the record owner of FLSPF Shares. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF Shares. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Shares. As members of FHMLSP, L.L.C., Heron, Topper, Cha and Brush may each be deemed to beneficially own the FLSPF Shares.

FLSPOF is the record owner of FLSPOF Shares. As the sole general partner of FLSPOF, FHMLSP Overage, L.P. may be deemed to beneficially own the FLSPOF Shares. As the sole general partner of FHMLSP Overage, L.P., FHMLSP Overage, L.L.C. may be deemed to beneficially own the FLSPOF Shares. As members of FHMLSP Overage, L.L.C., Heron, Topper, Cha and Brush may each be deemed to beneficially own the FLSPOF Shares.

FLS X is the record owner of FLS X Shares. As the sole general partner of FLS X, FHMLS X, L.P. may be deemed to beneficially own the FLS X Shares. As the sole general partner of FHMLS X, L.P., FHMLS X, L.L.C. may be deemed to beneficially own the FLS X Shares. As members of FHMLS X, L.L.C., Heron and Topper may each be deemed to beneficially own the FLS X Shares.

FLS XI is the record owner of FLS XI Shares. As the sole general partner of FLS XI, FHMLS XI, L.P. may be deemed to beneficially own the FLS XI Shares. As the sole general partner of FHMLS XI, L.P., FHMLS XI, L.L.C. may be deemed to beneficially own the FLS XI Shares. As members of FHMLS XI, L.L.C., Heron, Topper and Estes may each be deemed to beneficially own the FLS XI Shares.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 31,853,698 shares of Common Stock that were anticipated to be outstanding following the Issuer’s IPO as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on September 13, 2024.

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FLSPF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
8/2/2024	Purchase	7,497,087*	Series C Stock	$1.03
9/16/2024	Purchase	480,312	Common Stock	$16.00

*	These shares were purchased in a private transaction and later converted into 623,608 shares of the Issuer’s Common Stock upon closing of the IPO.

FHMLSP, L.P:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLSPOF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
8/2/2024	Purchase	2,211,650*	Series C Stock	$1.03
9/16/2024	Purchase	141,688	Common Stock	$16.00

*	These shares were purchased in a private transaction and later converted into 183,965 shares of the Issuer’s Common Stock upon closing of the IPO.

FHMLSP Overage, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP Overage, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLS X:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
9/16/2024	Purchase	625,000	Common Stock	$16.00

FHMLS X, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS X, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLS XI:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
9/16/2024	Purchase	3,000	Common Stock	$16.00

FHMLS XI, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS XI, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Cha:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Brush:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Estes:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, FLSPF Shares, the FLSPOF Shares, the FLS X Shares or the FLS XI beneficially owned by any of the Reporting Persons.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

In connection with the IPO, FLSPF, FLSPOF, FLS X and Heron, along with all of the Issuer’s other directors, executive officers and the holders of approximately 95.9% of the Issuer’s Common Stock entered into agreements (the “Lock-Up Agreements”) with the underwriters for the offering pursuant to which they agreed, subject to certain exceptions, not to dispose of or hedge any Common Stock or securities convertible into or exchangeable for Common Stock during the period from the date of the Lock-Up Agreements continuing through March 11, 2025, except with the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC.

Investors’ Rights Agreement

Certain of the Reporting Persons and certain other stockholders of the Issuer entered into a Second Amended and Restated Investors’ Rights Agreement dated August 2, 2024 (the “Investors’ Rights Agreement”) with the Issuer. Under the Investors’ Rights Agreement, holders of registrable securities, including certain of the Reporting Persons, can demand that the Issuer file a registration statement or request that their registrable shares be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of Common Stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A -	Agreement regarding filing of joint Schedule 13D.

Exhibit B -

Form of Lock-up Agreement (incorporated by reference to Exhibit D to that certain Underwriting Agreement between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on September 9, 2024).

Exhibit C -	Second Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on August 23, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2024	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 23, 2024	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 23, 2024	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 23, 2024	FRAZIER LIFE SCIENCES PUBLIC OVERAGE FUND, L.P.
By: FHMLSP Overage, L.P., its General Partner
By: FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 23, 2024	FHMLSP OVERAGE, L.P.
By FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 23, 2024	FHMLSP OVERAGE, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 23, 2024	FRAZIER LIFE SCIENCES X, L.P.
By: FHMLS X, L.P., its General Partner
By: FHMLS X, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 23, 2024	FHMLS X, L.P.
By: FHMLS X, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 23, 2024	FHMLS X, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 23, 2024	FRAZIER LIFE SCIENCES XI, L.P.
By FHMLS XI, L.P., its general partner
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 23, 2024	FHMLS XI, L.P.
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 23, 2024	FHMLS XI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 23, 2024	By:	*
James N. Topper

Date: September 23, 2024	By:	*
Patrick J. Heron

Date: September 23, 2024	By:	**
Albert Cha

Date: September 23, 2024	By:	**
James Brush

Date: September 23, 2024	By:	***
Daniel Estes

Date: September 23, 2024	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.
**	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.
***	This Schedule 13D was executed by Steve R. Bailey on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022.